                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING
                                  (Check One):

[  ] Form 10-K     [  ] Form 20-F     [  ] Form 11-K     [X] Form 10-Q
[  ] Form N-SAR

         For Period Ended: September 30, 1997
                           ------------------
         [  ] Transition Report on Form 10-K
         [  ] Transition Report on Form 20-F
         [  ] Transition Report on Form 11-K
         [  ] Transition Report on Form 10-Q
         [  ] Transition Report on Form N-SAR
         For the Transition Period Ended:
                                         ---------------------------------------
________________________________________________________________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:........................

 ................................................................................
________________________________________________________________________________

PART I -- REGISTRANT INFORMATION
________________________________________________________________________________

     Multicom Publishing, Inc.
     1100 Olive Way, 12th Floor
     Seattle, Washington  98101
________________________________________________________________________________

PART II -- RULES 12b-25(b) AND (c)
________________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

________________________________________________________________________________

PART III -- NARRATIVE
________________________________________________________________________________

The Company has experienced significant management changes with the resignation of the Chief Financial Officer shortly after the end of the reporting period and the October 31, 1997, departure of the Chief

Executive Officer and the President. The Company is preparing its quarterly report on Form 10-QSB for the period ended September 30, 1997, but cannot do so by November 14, 1997, without unreasonable effort and expense.

________________________________________________________________________________

PART IV - OTHER INFORMATION
________________________________________________________________________________

     (1) Name and telephone number of person to contact in regard to this notification

           Patricia E. Hart             (415)                777-5300
           ----------------------------------------------------------
               (Name)                (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no identify report(s).
                                                             [ X ] yes  [   ] no

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [   ] yes  [ X ] no

     If so: attach an explanation of the anticipated change, both narratively and qualitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                           MULTICOM PUBLISHING, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date: November 14, 1997                    By:  PETER HAIRSTON, JR.
                                              ----------------------------
                                              Peter Hairston, Jr.
                                              Chairman and Acting President